FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                             For the month of May 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





May 15, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contact in Japan :
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

                           TDK to Buy Back Own Shares

      (Based on Articles of Incorporation in Accordance With Provisions of
                         Article 165-2 of Company Law)


TOKYO JAPAN, May 15, 2007 ----- TDK Corporation (the "Company") has announced that a Board of Directors meeting held today decided to repurchase some of the Company's shares, as follows, based on the provisions of Article 156 of the Company Law, as modified and applied pursuant to Article 165-3 of this law.

1. Reason for buying back own shares
   To increase capital efficiency and further increase the level of returns to stockholders.

2. Details of buyback
  (1) Type of shares to be repurchased      TDK Corporation common stock
  (2) Number of shares to be repurchased    Up to 4 million shares
                                            (3.0% of total shares issued)
  (3) Total cost                            Up to JPY44.0 billion
  (4) Buyback period                        May 16, 2007 through June 30, 2007